UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FirstEnergy Corp.

(Name of Issuer)

Common Stock, par value $0.10

(Title of Class of Securities)

337932107

(CUSIP Number)

John G. Finley

Blackstone Inc.

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 337932107	13D	Page 1 of 5 pages

Explanatory Note

This Amendment No. 1 amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on December 23, 2021 (as amended, the “Schedule 13D”) with respect to the common stock, par value $0.10 per share (“Common Stock”) of FirstEnergy Corp. (the “Issuer”). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Schedule 13D.

This Amendment No. 1 is being filed on behalf of each of the following, hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”:

(i)	BIP Securities II-B L.P., which is a Delaware limited partnership (“BIP Securities”);

(ii)	BIP Holdings Manager L.L.C., which is a Delaware limited liability company;

(iii)	Blackstone Infrastructure Associates L.P., which is a Delaware limited partnership;

(iv)	BIA GP L.P., which is a Delaware limited partnership;

(v)	BIA GP L.L.C., which is a Delaware limited liability company;

(vi)	Blackstone Holdings III L.P., a Québec société en commandite;

(vii)	Blackstone Holdings III GP L.P., a Delaware limited partnership;

(viii)	Blackstone Holdings III GP Management L.L.C., a Delaware limited liability company;

(ix)	Blackstone Inc., a Delaware corporation;

(x)	Blackstone Group Management L.L.C., a Delaware limited liability company; and

(xi)	Stephen A. Schwarzman, who is a United States citizen.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended by incorporating herein by reference the information set forth on the updated Schedule I attached to this Amendment No. 1.

CUSIP No. 337932107	13D	Page 2 of 5 pages

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by inserting the following information at the end of Item 4:

On May 17, 2022, Sean Klimczak, Senior Managing Director and Global Head of Infrastructure of Blackstone Inc., was elected to serve as a director of the Issuer at the Issuer’s 2022 annual meeting of shareholders. Mr. Klimczak was nominated to serve as a director pursuant to the previously disclosed common stock purchase agreement, dated as of November 6, 2021 (the “SPA”) among the Issuer and BIP Securities, which provides, among other things, that for so long as BIP Securities beneficially owns at least 75% of the shares of Common Stock purchased pursuant to the SPA, BIP Securities will have the right to nominate one natural person for election to the board of directors of the Issuer.

CUSIP No. 337932107	13D	Page 3 of 5 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 19, 2022

BIP Securities II-B L.P.
By:	BIP Holdings Manager L.L.C., its general partner

By:	/s/ Christopher Placca
Name:	Christopher Placca
Title:	Managing Director

BIP Holdings Manager L.L.C.

By:	/s/ Christopher Placca
Name:	Christopher Placca
Title:	Managing Director

Blackstone Infrastructure Associates L.P.
By:	BIA GP L.P., its general partner
By:	BIA GP L.L.C., its general partner

By:	/s/ Christopher Placca
Name:	Christopher Placca
Title:	Managing Director

BIA GP L.P.
By:	BIA GP L.L.C., its general partner

By:	/s/ Christopher Placca
Name:	Christopher Placca
Title:	Managing Director

CUSIP No. 337932107	13D	Page 4 of 5 pages

BIA GP L.L.C.

By:	/s/ Christopher Placca
Name:	Christopher Placca
Title:	Managing Director

BLACKSTONE HOLDINGS III L.P.
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE HOLDINGS III GP L.P.
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE INC.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

CUSIP No. 337932107	13D	Page 5 of 5 pages

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

/s/ Stephen A. Schwarzman
Stephen A. Schwarzman

SCHEDULE I

Executive Officers and Directors of Blackstone Inc.

The name and principal occupation of each director and executive officer of Blackstone Inc. are set forth below. The address for each person listed below is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154. All executive officers and directors listed are United States citizens other than The Right Honourable Brian Mulroney, who is a citizen of Canada, and Sir John Antony Hood, who is a citizen of New Zealand.

OFFICERS:

Name	Present Principal Occupation or Employment
Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of Blackstone Inc.

Jonathan D. Gray	President, Chief Operating Officer of Blackstone Inc.

Michael S. Chae	Chief Financial Officer of Blackstone Inc.

John G. Finley	Chief Legal Officer of Blackstone Inc.

DIRECTORS:

Name	Present Principal Occupation or Employment
Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of Blackstone Inc.

Jonathan D. Gray	President, Chief Operating Officer of Blackstone Inc.

Kelly A. Ayotte	Former United States Senator from New Hampshire

Joseph P. Baratta	Global Head of Private Equity at Blackstone Inc.

James W. Breyer	Founder and Chief Executive Officer of Breyer Capital

Reginald J. Brown	Partner for the law firm, Kirkland & Ellis

Sir John Antony Hood	Former President and Chief Executive Officer of the Robertson Foundation and Former Chair of the Rhodes Trust

Rochelle B. Lazarus	Chairman Emeritus & Former Chief Executive Officer, Ogilvy & Mather Worldwide

Jay O. Light	Dean Emeritus, Harvard Business School

The Right Honourable Brian Mulroney	Senior Partner for the Montreal law firm, Norton Rose Fulbright Canada LLP

William G. Parrett	Retired CEO of Deloitte Touche Tohmatsu and retired Senior Partner of Deloitte (USA)

Ruth Porat	Chief Financial Officer of Alphabet Inc. and Google Inc.